Exhibit 99.1

Media Release
NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION INTO OR IN THE UNITED STATES, CANADA, AUSTRALIA, JAPAN, SOUTH AFRICA OR ANY OTHER STATE OR JURISDICTION IN WHICH SUCH RELEASE, PUBLICATION OR DISTRIBUTION WOULD BE UNLAWFUL. NOT FOR DISTRIBUTION TO ANY U.S. PERSON. PLEASE SEE THE IMPORTANT NOTICE AT THE END OF THIS PRESS RELEASE.
QIAGEN N.V. announces conversion price of new net share settled convertible bonds
Venlo, The Netherlands, September 3, 2024 – QIAGEN N.V. (NYSE: QGEN; Frankfurt Prime Standard: QIA) ("QIAGEN" or the "Company") announces the final terms of the new senior, unsecured net share settled convertible bonds, which may be converted, in part, into ordinary shares of the Company ("Shares"), due 2031 (the "Bonds") outside the United States in an aggregate principal amount of $500 million. The initial conversion price has been set at $64.0129 per Share, representing a premium of 44.0% above the reference share price of $44.4534 per Share. In the event of an exercise of their conversion right, holders of the Bonds will receive a cash amount equivalent to the par value of the Bonds, plus a number of Shares such that the sum of the cash amount and value of Shares delivered is equivalent to the value of the Shares underlying the Bonds, as determined in the terms and conditions.

The expected settlement date of the Bonds is September 10, 2024, and application will be made for the Bonds to be admitted to trading on the Open Market (Freiverkehr) segment of the Frankfurt Stock Exchange.

QIAGEN intends to use the proceeds for general corporate purposes, including the refinancing of existing indebtedness.

In connection with the offering of the Bonds (the "Offering"), QIAGEN has agreed not to sell any securities that are substantially similar to the Bonds or its Shares for a lock-up period ending 90 days following the settlement date, subject to certain exceptions and waiver by the joint global coordinators.

QIAGEN N.V.
Hulsterweg 82
5912 PL Venlo The Netherlands

ISIN: NL0015001WM6
Frankfurt Stock Exchange, Regulated Market (Prime Standard)

Contacts:

QIAGEN N.V.

Investor Relations		Public Relations
John Gilardi	+49 2103 29 11711	Dr. Thomas Theuringer	+49 2103 29 11826
Domenica Martorana	+49 2103 29 11244	Lisa Mannagottera	+49 2103 29 14181
e-mail: ir@QIAGEN.com		e-mail: pr@QIAGEN.com

DISCLAIMER:

The contents of this press release have been prepared by and are the sole responsibility of QIAGEN and the information contained in this press release is for background purposes only and does not purport to be full or complete. No reliance may be placed by any person for any purpose on the information contained in this press release or its accuracy, fairness or completeness.

The distribution of this press release and the offer and sale of the Bonds in certain jurisdictions may be restricted by law. The Bonds may not be offered to the public in any jurisdiction in circumstances which would require the preparation or registration of any prospectus or offering document relating to the Bonds in such jurisdiction. No action has been taken by QIAGEN or any other party involved in the offering or any of their respective affiliates

Exhibit 99.1

Media Release
that would permit an offering of the Bonds or possession or distribution of this press release or any other offering or publicity material relating to such securities in any jurisdiction where action for that purpose is required. Persons into whose possession this press release comes are required to inform themselves about and to observe any such restrictions.

This press release is for information purposes only and does not constitute or form a part of an offer to sell or a solicitation of an offer to purchase any security of QIAGEN in the United States or in any other jurisdiction where such offer or solicitation is unlawful. The Bonds described in this press release have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or any applicable state or foreign securities laws. The securities described in this press release may not be offered or sold in the United States or to any U.S. person absent registration or an exemption from the registration requirements of the Securities Act. There shall be no public offering of the Bonds in the United States.

Neither this press release nor any copy of it may be taken, transmitted or distributed, directly or indirectly in or into the United States, Canada, Australia, Japan, South Africa or any other state or jurisdiction in which such action would be unlawful. Any failure to comply with this restriction may constitute a violation of United States, Canadian, Australian, Japanese, South African or other applicable securities laws.

For readers in the European Economic Area: This communication is only addressed to and directed at persons who are qualified investors as defined in Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 (the "Prospectus Regulation").

For readers in the United Kingdom: This communication is directed only at Qualified Investors within the meaning of Regulation (EU) 2017/1129 as it forms part of United Kingdom domestic law by virtue of the European Union (Withdrawal) Act 2018 (the "EUWA") who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order") or (ii) who fall within Article 49(2)(a) to (d) of the Order, and (iii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as "relevant persons"). This communication must not be acted on or relied on (i) in the United Kingdom, by persons who are not relevant persons, and (ii) in any member state of the European Economic Area, by persons who are not Qualified Investors. The Bonds are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Bonds will be engaged in only with, relevant persons.

MiFID II professionals / ECPs-only (all distribution channels) / No PRIIPs KID / No sales to retail investors in the EEA and the UK

Solely for the purposes of the product governance requirements contained within: (a) EU Directive 2014/65/EU on markets in financial instruments, as amended ("MiFID II"); (b) Articles 9 and 10 of Commission Delegated Directive (EU) 2017/593 supplementing MiFID II; and (c) local implementing measures (together, the "MiFID II Product Governance Requirements"), and disclaiming all and any liability, whether arising in tort, contract or otherwise, which any "manufacturer" (for the purposes of the MIFID II Product Governance Requirements) may otherwise have with respect thereto, the Bonds have been subject to a product approval process which has led to the conclusion that: (i) the target market for the Bonds is eligible counterparties and professional clients only, each as defined in Directive 2014/65/EU (as amended, "MiFID II"); and (ii) all channels for distribution of the Bonds to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Bonds (a "distributor") should take into consideration the manufacturers' target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Bonds (by either adopting or refining the manufacturers' target market assessment) and determining appropriate distribution channels.

The target market assessment is without prejudice to the requirements of any contractual or legal selling restrictions in relation to any offering of the Bonds and/or the underlying shares. For the avoidance of doubt, the target market assessment does not constitute: (a) an assessment of suitability or appropriateness for the purposes of MiFID II; or (b) a recommendation to any investor or group of investors to invest in, or purchase, or take any other action whatsoever with respect to the Bonds.

Exhibit 99.1

Media Release
The Bonds are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area ("EEA") or United Kingdom ("UK"). For these purposes, a retail investor means (a) in the EEA, a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II; or (ii) a customer within the meaning of Directive (EU) 2016/97 as amended or superseded (the "Insurance Mediation Directive"), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a Qualified Investor as defined in the Prospectus Regulation and (b) in the UK, a person who is one (or more) of (i) a retail client within the meaning of Regulation (EU) No. 2017/565 as it forms part of UK domestic law by virtue of the EUWA or (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 of the UK (the "FSMA") and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of regulation (EU) No. 600/2014 as it forms part of UK domestic law by virtue of the EUWA. Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the "EU PRIIPs Regulation") or the EU PRIIPS Regulation as it forms part of UK domestic law by virtue of the EUWA (the "UK PRIIPS Regulation") for offering or selling the Bonds or otherwise making them available to retail investors in the EEA or UK has been prepared and therefore offering or selling the Bonds or otherwise making them available to any retail investor in the EEA or the UK may be unlawful under the EU PRIIPs Regulation and/or the UK PRIIPs Regulation.

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